AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 1998
==============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ---------------------------------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO.3)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                   ---------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-2594
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000



==============================================================================

            This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent") and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of Dekalb Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 8 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 10.    ADDITIONAL INFORMATION.

            The Parent and the Purchaser have extended the expiration date of the Offer until 4 PM EDT on Friday, August 7, 1998. On July 10, 1998, the Parent issued a press release announcing this extension of the Offer. A copy of such press release is attached as Exhibit (a)(7)(iv) hereto and is hereby incorporated herein by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)    -- Offer to Purchase, dated May 15, 1998.*
(a) (2)    -- Letter of Transmittal.*

(a) (3)    --  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
               and Other Nominees.*

(a) (4)    --  Letter to Clients for Use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.*

(a) (5)    --  Notice of Guaranteed Delivery.*

(a) (6)    --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.*

(a) (7)    --  Text of press release issued by Parent and the Company on May
               11, 1998.*

(a)(7)(i)  -- Text of press release issued by Parent on June 1, 1998.*

(a)(7)(ii) -- Text of press release issued by Parent on June 3, 1998*

(a)(7)(iii)-- Text of press release issued by Parent on June 15, 1998*

(a)(7)(iv) -- Text of press release issued by Parent on July 10, 1998

(a)(8)    -- Form of Summary Advertisement, dated May 15, 1998.*

(b)        -- Not applicable.

(c) (1)    -- Agreement and Plan of Merger, dated as of May 8, 1998, by and among the

              Company, the Purchaser and Parent.*

(c) (2)    -- Stockholders Agreement, dated May 8, 1998, among Parent, the
              Voting Trustees and the Registered Holders.*

(c) (3)    -- Investment Agreement, dated as of January 31, 1996, between the
              Company and Parent.*

(c) (4)    -- Stockholders' Agreement, dated as of January 31, 1996,
              between Parent and the other holders of Class A Shares of the Company.*

(c) (5)    -- Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*

(c) (6)    -- Collaboration Agreement and License, dated as of January 31,
              1996, between the Company and Parent.**

(c) (7)    -- Corn Borer-Protected Corn License Agreement, dated as of
              January 31, 1996, between the Company and Parent.**

(c) (8)    -- Glyphosate-Protected Corn License Agreement, dated as of
              January 31, 1996, between the Company and Parent.**

(c) (9)    -- CaMV Promoter License Agreement (Glufosinate-Protected
              Corn), dated as of January 31, 1996, between the Company and Parent.*

(d)        -- Not applicable.

(e)        -- Not applicable.

(f)        -- Not applicable.


--------------
*    Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 1998

                                    MONSANTO COMPANY

                                    By:  /s/ Derek K. Rapp
                                         -------------------------
                                        Name:  Derek K. Rapp
                                        Title: Director, Mergers &
                                               Acquisitions
                                              (Authorized Officer)

                                    CORN ACQUISITION CORPORATION

                                    By:  /s/ Barbara Blackford
                                         --------------------------
                                        Name:  Barbara Blackford
                                        Title: President, Secretary &
                                               Treasurer

                                 EXHIBIT INDEX

 EXHIBIT
   NO.        DESCRIPTION
 --------     ------------
(a)(1)     -- Offer to Purchase, dated May 15, 1998.*

(a)(2)     -- Letter of Transmittal.*

(a)(3)     -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies
              and Other Nominees.*

(a)(4)     -- Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.*

(a)(5)     -- Notice of Guaranteed Delivery.*

(a)(6)     -- Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*

(a)(7)     -- Text of press release issued by Parent and the Company on May
              11, 1998.*

(a)(7)(i)  -- Text of press release issued by Parent on June 1, 1998.*

(a)(7)(ii) -- Text of press release issued by Parent on June 3, 1998.*

(a)(7)(iii)-- Text of press release issued by Parent on June 15, 1998*

(a)(7)(iv) -- Text of press release issued by Parent on July 10, 1998

(a)(8)     -- Form of Summary Advertisement, dated May 15, 1998.*

(b)        -- Not applicable.

(c)(1)     -- Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*

(c)(2)     -- Stockholders Agreement, dated May 8, 1998, among Parent, the Voting Trustees and the Registered Holders.*

(c)(3)     -- Investment Agreement, dated as of January 31, 1996, between the
              Company and Parent.*

(c)(4)     -- Stockholders' Agreement, dated as of January 31, 1996,
              between Parent and the other holders of Class A Shares of the Company.*

(c)(5)     -- Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*

(c)(6)     -- Collaboration Agreement and License, dated as of January 31,
              1996, between the Company and Parent.**

(c)(7)     -- Corn Borer-Protected Corn License Agreement, dated as of January
              31, 1996, between the Company and Parent.**

(c)(8)     -- Glyphosate-Protected Corn License Agreement, dated as of January
              31, 1996, between the Company and Parent.**

(c)(9)     -- CaMV Promoter License Agreement (Glufosinate-Protected
              Corn), dated as of January 31, 1996, between the Company and Parent.*

(d)        -- Not applicable.

(e)        -- Not applicable.

(f)        -- Not applicable.

--------------
*    Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.